FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                  HSBC FINANCE CORPORATION AND HSBC USA, INC.
                           FIRST QUARTER 2005 RESULTS

First quarter results for HSBC Finance Corporation and HSBC USA, Inc. are due to be filed at the Securities and Exchange Commission by Monday, 16 May 2005.

Bobby Mehta, Chief Executive of HSBC North America Holdings, Inc. and Chairman and Chief Executive of HSBC Finance Corporation, Douglas Flint, Group Finance Director, HSBC Holdings plc and Simon Penney, Chief Financial Officer, HSBC North America Holdings, Inc. will be hosting a webcast presentation and conference call with analysts and investors to discuss these results on Monday, 16 May 2005 at 2:30 pm local time in London (9:30 am Eastern Standard Time).

Questions on the results will be taken after the presentation via the conference call.

The webcast presentation will be accessible by following this link:

www.hsbc.com/investorwebcast

An archived version of the webcast will be available from shortly after the event for a period of seven days by following the same link.

The conference call will be accessible by dialling:
UK:+44 (0)20 8515 2304
US:+1 416 640 4127
Hong Kong:+852 3009 3050

Notes to editors:

1. Forward-looking statements
This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, HSBC Finance Corporation, HSBC USA, Inc. and HSBC North America Holdings, Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report, HSBC Finance Corporation Annual Report on Form 10-K, and HSBC USA, Inc. Annual Report on Form 10-K for the year ended 31 December 2004. Please further be advised that Regulation FD prohibits HSBC representatives from answering certain, specific questions during the Q&A session.

2. The HSBC Group
HSBC is one of the largest banking and financial services organisations in the world, with over 9,800 offices across 77 countries and territories in Europe, Asia-Pacific, the Americas, Middle East and Africa, total assets of US$1,277 billion at 31 December 2004, and more than 110 million customers.




                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 May 2005